October 20, 2005

WRITER’S DIRECT NUMBER: (317) 236-2435

DIRECT FAX: (317) 592-4637

INTERNET: Joseph.DeGroff@icemiller.com

VIA EDGAR AND FAX

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, Northeast

Mail Stop 3561

Washington, DC 20549

Re:	National Wine & Spirits, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2005

Filed June 14, 2005

Form 10-Q for the Fiscal Quarter Ended July 2, 2005

File August 12, 2005

File No. 333-74589

Dear Mr. Moran:

On behalf of our client, National Wine & Spirits, Inc. (the “Company”), this letter responds to the Staff’s comment on the above-referenced filings provided to the Company by letter dated September 29, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter. The Staff’s comment is in bold. The page numbers in this letter refer to the respective pages of the filings.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations

Fiscal 2005 Compared to Fiscal 2004, page 21

2. You disclose that other case volume declined in fiscal 2005 causing a decrease of $12.1 million in products sales revenue when compared to fiscal 2004, but you did not provide the business reason for the change in case volume. Please tell us and revise your disclosures to explain what caused the decrease in other case volume during fiscal 2005. Please also tell us and disclose if you expect this trend to continue in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Michael Moran, Accounting Branch Chief

October 20, 2005

During fiscal 2005, other case volume decreased from the prior fiscal year primarily due to lower sales of Seagram Smooth that had been introduced during fiscal 2004. The Company does not expect similar reductions in the future. As requested, the Company will expand its disclosure on this topic in future filings as follows:

Other case volume declined by approximately $12.1 million during the fiscal year ended March 31, 2005 from the prior fiscal year, primarily due to reduced sales volume of Seagram Smooth, a product introduced by the Company during the prior fiscal year. The Company does not expect the comparative decrease in sales of Seagram Smooth to continue due to changes in the product positioning within the malt beverage category.

Operating Expenses, page 22

3. You disclose that management fees from Glazer increased $6.1 million during fiscal 2005 due to a modification in the agreement and the financial performance of NWS-Illinois. Please explain to us and clarify in your disclosures what actually caused the 50% increase in management fees during fiscal 2005. Please also disclose if you anticipate this trend to continue in future periods. Refer to Item 303(a)(3) of Regulation S-K.

During fiscal 2005, the increase in management fees from Glazer was primarily caused by Glazer’s agreement to cover 100% of the operating losses rather than 80% or 50% as outlined further below. Recent financial improvements in the Company’s Illinois market will likely result in this trend not continuing in future periods. As requested, the Company will expand its disclosure on this topic in future filings as follows:

The $6.1 million increase in management fees during the current fiscal year, as compared to the prior fiscal year, was primarily due to the financial performance of the Illinois business during the current fiscal year and modifications of the agreement during December 2003 and August 2004 whereby the Company receives management fees equal to 80% of any operating losses of its Illinois subsidiary from December 2003 to August 2004 and 100% of such losses from August 2004 to date. Prior to December 2003, the Company received management fees equal to 50% of such losses. The Company does not expect similar increases in the future in light of recent improvements in the financial performance in the Company’s Illinois market.

Liquidity and Capital Resources, page 26

General

4. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your disclosure should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your revised disclosures.

Michael Moran, Accounting Branch Chief

October 20, 2005

The Company does not have any off-balance sheet arrangements. We propose to include the following disclosure in our future filings:

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Aggregate Contractual Commitments, page 28

5. You state in footnote (2) to the table that interest on the outstanding debt is not included due to the variable nature of certain debt instruments outstanding. It is important to understand that amounts disclosed in the table are aimed at increasing the transparency of cash flows and inclusion of the scheduled debt service on your outstanding debt could be critical to an investor understanding your future cash requirements. Accordingly, please revise your disclosure in the table to include a calculation of the amounts of scheduled interest you expect to pay for the periods presented, along with any assumptions you use with respect to the amounts disclosed. Refer to Item 303(a)(5) of Regulation S-K.

The Company will revise its disclosure in future filings, including the Company’s Report on Form 10-Q for the quarter ending September 30, 2005, by adding a separate line addressing interest on long-term debt obligations so that the table will appear as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$83,157,000	$—	$—	$83,157,000	$—
Interest on long term debt obligations(2)	34,501,000	8,735,000	17,470,000	8,296,000	—
Employment agreement obligations	3,145,000	353,000	685,000	656,000	1,451,000
Operating lease obligations	11,081,000	3,980,000	5,121,000	1,443,000	537,000
Distribution rights obligations	30,110,000	6,104,000	11,879,000	10,802,000	1,325,000
Purchase obligations	58,093,000	58,093,000	—	—	—
Defined benefit plan funding (1)	1,100,000	1,100,000	—	—	—
Brand promotion (3)	6,200,000	1,708,000	2,200,000	2,200,000	92,000

(1)	The amounts for funding of the defined benefit plan include only those amounts due within fiscal 2006, as future amounts are not estimable at this time.

Michael Moran, Accounting Branch Chief

October 20, 2005

(2)	The interest component was estimated using an average revolving credit facility balance of $10 million with an assumed interest rate of 6.5%, subordinated debt in the amount of $4.3 million with an assumed interest rate of 6.5% and senior notes in the amount of $77.1 million with a fixed interest rate of 10-1/8%.
(3)	Brand promotion obligations are based on contractual commitments with certain suppliers to provide marketing support for the suppliers’ brands.

6. Please clarify to us where you have included items such key executive and management employment contracts, if any, in your table of contractual obligations for all periods presented Refer to Item 303(a)(5) of Regulation S-K.

Currently, the Company’s table of contractual obligations does not include obligations under any executive employment agreements. In response to this comment, the Company will add a separate line item to the Aggregate Contractual Commitments table in future filings to disclose aggregate employment agreement obligations as set forth in the table appearing in response to Comment 5.

7. Please reconcile the distribution rights obligation of $28.6 million to the amounts disclosed in note 14 on page 56.

The disparity of $1.5 million between the amounts of the Company’s distribution rights obligations is due to the inclusion of the $1.5 million in the calculation of total distribution rights obligations in note 14 but in the Brand Promotion line in the Aggregate Contractual Commitments table.

Supplementally, the Company informs you that the reason the $1.5 million was not included in the distribution rights obligations line in the Aggregate Contractual Commitments table was that, in the first year of a contract with one of the Company’s suppliers, that money was paid to third parties for brand promotions rather than to the supplier. As a result, that amount did not appear in the table as distribution rights obligations but rather in the Brand Promotion line.

Item 9A. Controls and Procedures, page 59

8. Please amend Form 10-K for the year ended March 31, 2005 to revise your disclosures to indicate if there were any changes to your disclosure controls and procedures over financial reporting during the fourth quarter of fiscal 2005. If changes occurred during the fourth quarter of fiscal 2005, please identify the change (s) and their impact on your conclusion that controls and procedures were effective as of March 31, 2005. Refer to Item 307 of Regulation S-K.

No changes to the Company’s disclosure controls and procedures occurred during the fourth quarter of fiscal 2005. The Company’s future filings will, to the extent applicable, include this disclosure pursuant to Item 307 of Regulation S-K.

Michael Moran, Accounting Branch Chief

October 20, 2005

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 39

General

9. Please disclose in a footnote the types of expenses and amounts you include [in the] cost of products sold line item as well as the selling and administrative line items for all periods presented.

The Company will include in future filings the following disclosure in Note 1 to the audited financial statements:

Statement of operations classifications

The Company calculates its gross profit as the difference between its revenue and the associated cost of products sold. Cost of products sold includes direct product costs, inbound freight, state and federal excise taxes, casualty insurance, import duties and broker fees, vendor allowances, and increases or decreases to the Company’s LIFO reserve.

The Company classifies the following expense categories separately on its statement of operations: selling; administrative; and warehouse and delivery. The Company’s selling expenses primarily include sales commissions, wages, travel, entertainment, and product promotional costs. Administrative expenses of the Company primarily include officers’ wages, office salaries, legal costs, health and welfare expenses, payroll taxes, and general office expenses. The Company’s costs to operate its warehousing and distribution network, including costs for purchasing, receiving, storing, internal product transfers, order fulfillment, and delivery are included in the warehouse and delivery expense category.

The Company supplementally advises the Staff that the Company has disclosed that its gross profit may not be comparable to other entities whose shipping and handling expenses are a component of cost of sales in Note 1 on page 42 of the Company’s Form 10-K for the fiscal year ended March 31, 2005.

10. You disclose on page 30 that you receive from vendors certain allowances and discounts in connection with your sale of their products. Please explain to us and revise your accounting policy to disclose each type of allowance, discount or credit you receive and the time in which you earn the amounts received from that specific vendor (s). For instance, if you recognize an allowance or discount upon receipt from a vendor instead of amortizing the amounts over the period the products are sold, please explain to us your basis for this accounting treatment.

Michael Moran, Accounting Branch Chief

October 20, 2005

The Company receives promotional funds from numerous suppliers by credit memos that the Company may apply to future payments, by receipt of product without charge, or by direct payment from the supplier. The promotional funds reimburse the Company for specific and incremental product promotional costs that the Company would not have otherwise undertaken or to fund future promotional activities. As outlined in paragraph 4 of EITF 02-16, these funds are classified as a current liability and are then applied to offset a specific operating cost for which the funds were received or classified as a reduction of cost of products sold upon the sale of the product to which the funds relate. Paragraph 4 of EITF 02-16 states as follows:

“ . . . cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement. However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue (or other income, as appropriate) when recognized in the customer’s income statement, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the customer’s income statement.”

Additionally, paragraph 6 of EITF 02-16 states as follows:

“ . . . that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services.”

In accordance with this guidance, allowances and discounts received from suppliers are recognized at different times depending upon the timing and type of allowance or discount received. When the Company incurs promotional costs and invoices the supplier for reimbursement, the recognition of the supplier allowance is recorded at the time the Company invoices the supplier. In instances in which the supplier supplies product at a discounted cost, or supplies product without charge, the Company records the allowance when the product is sold. Additionally, in circumstances in which the supplier advances funds for future promotional activities, the Company defers the recognition of the allowance until the promotional activities occur or when products are sold at a discounted price.

As requested, the Company will expand its disclosure in its future filings in response to this comment. The Company will include the following disclosure as the second paragraph in Note 1:

The Company receives promotional funds from numerous suppliers by credit memos that the Company may apply to future payments, by receipt of product without charge, or by direct payment from the supplier. The promotional funds reimburse the Company for specific and

Michael Moran, Accounting Branch Chief

October 20, 2005

incremental product promotional costs that the Company would not have otherwise undertaken or to fund future promotional activities. As outlined in paragraph 4 of EITF 02-16, these funds are classified as a current liability and are then applied to offset a specific operating cost for which the funds were received or classified as a reduction of cost of products sold upon the sale of the product to which the funds relate. In accordance with this guidance, allowances and discounts received from suppliers are recognized at different times depending upon the timing and type of allowance or discount received. When the Company incurs promotional costs and invoices the supplier for reimbursement, the recognition of the supplier allowance is recorded at the time the Company invoices the supplier. In instances in which the supplier supplies product at a discounted cost, or supplies product without charge, the Company records the allowance when the product is sold. Additionally, in circumstances in which the supplier advances funds for future promotional activities, the Company defers the recognition of the allowance until the promotional activities occur or when products are sold at a discounted price.

Supplementally, the Company would note that it is unable to estimate with any degree of certainty the effect on the Company’s revenue or gross margin if these promotional activities are curtailed due to lack of supplier support. It is very unlikely, for example, that all suppliers would act uniformly given the large number of suppliers, the short duration of such arrangements and the large diversity of the product mix. The Company currently has approximately 300 to 400 promotional funds active at any given time. The suppliers fund these promotional efforts for competitive reasons, such as product visibility, retail price points, retail store access, and regional advertising. The Company performs some of these local or regional promotional activities and services on behalf of many of its suppliers and the costs are primarily pass-through items. It is possible that the nature and amount of such vendor allowances could change in the future, including the possibility that certain vendors could reduce or eliminate allowances. In such event, it is likely that the Company would reduce its spending on brand promotion which, in turn, could adversely affect product sales.

As noted above, the Company would not likely continue the current level of product promotion without the supplier’s financial support.

Advertising Costs, page 40

11. It appears from your disclosure on page 30 that you participate in co-operative advertising programs and receive from vendors certain funds in connection with these programs to promote their products. In this regard, please tell us and revise your disclosure to include the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised footnote disclosures the following additional information:

•	the number of vendors and the length of time of the agreements;

•	the terms (length of time) and conditions of the agreements;

Michael Moran, Accounting Branch Chief

October 20, 2005

•	whether or not management would continue to incur the, same level of advertising expenditures even if vendors discontinued their support;

•	if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management’s discussion analysis that reductions in the current level of advertising expenditures may adversely affect revenues;

•	and the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of products sold.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7.

The Company does not engage in co-operative advertising and, as such, does not believe the disclosure requirements of paragraph .49 of SOP 93-7 are applicable to the Company’s financial statements. Rather, the Company performs or participates in various local or regional promotional activities. As further described above in response to comment number 10, the Company has received vendor allowances from time to time which are used to offset Company product promotion expenses.

Revenue Recognition, page 41

12. You disclose that revenue is recognized from product sales at the time of shipment, which is the point at which title passes to the customer. In this regard, please tell us and revise your disclosure to clarify the following: (a) if delivery is performed by a common carrier, or if your employees deliver the products to customers using the fleet of delivery vehicles you disclosed in the last paragraph on page 9; and (c) if you or the customer assume risk of loss if the product is damaged in any way during shipment to the customer. In connection with your response, please explain how your revenue recognition accounting policy for products sales complies with GAAP and the delivery and performance requirements of SAB Topic 13:A.3. Please also explain to us if there is a customer acceptance policy and customers have the right to return products and when that right expires.

Customer orders are shipped and delivered by the Company’s fleet of delivery vehicles on the invoice date. All revenue is recognized on the date of shipment, which is also the invoice date and the delivery date. Sales are recorded net of discounts and returns. The customer is obligated to pay the invoiced amount and any credits issued to the customer are based upon delivery or pricing discrepancies. The customer has a right to return products at the time of delivery or before the invoice due date only if the quantity of product shipped is inaccurate when compared to the customer’s order. Such returns are reasonably estimable, not significant to the Company’s results of operations and accrued for financial reporting purposes, as indicated in our response to comment number 19 below. Title to the Company’s products passes upon delivery to the Company’s customers, and the Company retains the risk of loss until delivery has occurred.

Michael Moran, Accounting Branch Chief

October 20, 2005

In response to this comment, the Company will revise disclosure in its future filings to state that revenue is recorded on the date of delivery.

The Company supplementally advises the Staff that its revenue recognition policy complies with GAAP and the delivery and performance requirements of SAB Topic 13:A.3. as follows:

Bill and hold arrangements

Because the Company does not record undelivered goods as revenue, the Company does not have bill and hold arrangements recognized as revenue.

Customer acceptance

Customer acceptance occurs immediately upon delivery of the Company’s products, as each shipment is signed as received by a customer representative.

Inconsequential or perfunctory performance obligations

The Company does not retain any performance obligations after delivery of the Company’s products.

License fee revenue, layaway sales arrangements, non-refundable up-front fees, deliverables within an arrangement

These circumstances are not applicable to the Company’s business.

Vendor Allowances Received, page 42

13. You disclose that you receive from vendors certain allowances and discounts in connection with your sale of their products. Please explain to us and revise your accounting policy to disclose each type of allowance, discount or credit you receive, the time in which you earn the amounts received from that specific vendor, and the total amount of allowances and credits you received for all periods presented. For instance, if you recognize an allowance or discount upon receipt from a vendor instead of as you sell their products, please explain to us your basis for this accounting treatment. Refer to EITF 02-16.

See response to comment number 10 above.

14. You disclose under Critical Accounting Policies on page 30 that many of your vendor allowance programs are not part of written contracts. Please tell us and revise your disclosures in management’s discussion and analysis to include the impact on gross margin percent if vendors were to terminate their current level support of allowances and discounts on products sold.

Michael Moran, Accounting Branch Chief

October 20, 2005

See response to comment number 10 above.

Note 6. Intangible Assets, page 45

15. We note that you recorded an impairment of distribution rights of $267,000 and $846,000 in fiscal 2005 and 2004. Tell us in more detail the facts and circumstances that resulted in the impairment (e.g. which brands were impaired). Please explain to us your basis for concluding that certain distribution rights have an indefinite life, particularly considering the fact that rights generally can be terminated as they did in Illinois during fiscal 2004.

As requested, the following is a supplemental explanation of the facts and circumstances surrounding the impairment and the Company’s conclusion regarding the indefinite life of certain distribution rights. Supplementally, we would call the Staff’s attention to Note 6 to the Company’s Report on Form 10-K for its fiscal year ended March 31, 2005 reflecting $40.9 million of gross value amortizable distribution rights and $670,000 of distribution rights not subject to amortization. Management has evaluated each distribution right agreement in accordance with paragraphs 11-17 of SFAS 142 and considered the following factors for each agreement:

a.	The expected useful life of the agreement by the Company, specifically the term of the agreement and the provisions of termination.

b.	The expected useful life of another asset or group of assets to which the useful life of the agreement may relate.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

Based on the Company’s analysis of its distribution rights agreements, all the related intangibles can be first separated into two categories; those which have an explicitly stated

Michael Moran, Accounting Branch Chief

October 20, 2005

contractual term and those that do not have a stated term. For those agreements that have an explicit term, management has evaluated whether any of the other factors would limit that agreement’s useful life to something less than the stated term and sets the useful life accordingly. There are no distribution rights agreement intangibles subject to amortization that are being amortized past their stated contractual term. For the agreements that do not have an explicit term, management has determined that the remaining factors stated above, b through f, do not limit the useful life of the related intangibles, as the contracted brands will generate cash flows for an indefinite period of time. For the agreements that were ultimately concluded to be indefinite-lived, management’s analysis of factors b through f, stated above, for the agreements resulted, in part, in the determination that there are no competitive, demand, regulatory or technological pressures on the brands covered within those agreements that would limit their useful lives.

Supplementally, the Company advises the Staff that the termination of the distribution rights for Goose Island was, in the Company’s view, a breach of the terms of the agreement by the counterparty. The Company settled with the supplier, in lieu of litigation, by offsetting insignificant amounts due from and payable to the supplier and writing down the related intangible.

The Company evaluates and performs impairment analyses of its distribution rights annually or when other evidence of impairment is present. Upon calculating the discounted future cash flows of the Hooper’s Hooch brand, the Company determined that an impairment had occurred and recorded a charge of $267,000 and $593,000 to amortization expense during the twelve month period ended March 31, 2005 and 2004, respectively. The Company’s distribution rights for Goose Island were terminated effective June 30, 2004, and as a result of that termination an impairment charge was recorded to amortization expense for the fiscal year ended March 31, 2004 in the amount of $253,000.

Note 6. Debt, page 47

16. You disclose that the covenants on your senior notes include restrictions on dividends. Please revise your disclosure to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X. Also, tell us the specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the 25% threshold, revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

The Company’s revolving credit facility and indenture limit the Company’s ability to declare certain shareholder distributions. Distributions to shareholders are generally permitted for quarterly income tax estimates, but distributions for other purposes are subject to other terms and conditions including the level of consolidated net income of the Company and its subsidiaries. There are no restrictions on the Company’s subsidiaries’ ability to transfer cash or other assets to the Company.

Michael Moran, Accounting Branch Chief

October 20, 2005

The Company will revise its disclosure in future filings to include the nature of any restrictions on dividends payable by the Company.

17. Please disclose the existence of any cross-default provisions on your debt agreements. Please also disclose the repercussions of not meeting the covenants on your senior notes. Refer to Rule 4-08(c) of Regulation S-X.

As requested, the Company will disclose in future filings a new paragraph (c) in Note 7 as follows:

(C) The credit agreement and the indenture governing the senior notes contain cross-default provisions. Under the credit agreement, an event of default will occur if the Company fails to make timely payment, beyond any applicable grace period, on any indebtedness in excess of $1,000,000 or if the Company or its restricted subsidiaries fails to perform any other agreement relating to such indebtedness if such failure results, or could result, in acceleration of the indebtedness or permits the holders of the indebtedness to elect a majority of the board of directors of the Company. Under the indenture, in the case of indebtedness in an aggregate amount of $5,000,000 or more (including all indebtedness with respect to which an event of default has occurred), an event of default will occur if the Company fails to make timely payment, beyond any applicable grace period, or commits any other event of default that results in acceleration of the indebtedness. If the Company fails to meet its covenants under the indenture governing the senior notes, the Company could be in default under the indenture and the credit agreement which could, in turn, result in the acceleration of the indebtedness under each agreement.

Note 11. Related Party Transactions, page 53,

18. Please explain to us and clarify in your disclosure the reason for not charging eSkye Solutions, Inc. in fiscal 2004 for services rendered under the terms of the operating lease agreement in effect at that time.

The Company granted a concession to eSkye in order to maintain a tenant in an unused portion of the office building of the Company’s corporate headquarters. The Company and eSkye executed a net lease agreement in October 2002 which provided for eSkye to fund a significant portion of the utility, insurance, taxes, and maintenance costs of the office building in order to maximize the cost recovery of the office building. That lease agreement expired in September 2004. Similar clarification will be provided as applicable in future filings.

Michael Moran, Accounting Branch Chief

October 20, 2005

2. Financial Statements Schedules

Schedule II, Valuation and Qualifying Accounts, page 70

19. Please revise your disclosures to include sales returns and allowance for all periods presented.

As requested, the Company will revise its disclosure in future filings in response to this comment as follows:

		Additions
Description	Balance at Beginning of Period	Charged to Revenues, Costs and Expenses	Charged to Other Accounts	Deductions		Balance at End of Period
Year ended March 31, 2005
Deducted from asset account:
Allowance for doubtful accounts	$1,081,000	$68,000	$—	$388,000	(1)	$761,000
Vendor allowance for doubtful accounts	125,000	125,000	—	—		250,000
Sales return & allowance reserve	332,000			173,000		159,000
Notes receivable reserve	221,000	—	—	221,000	(2)	—

Total	$1,759,000	$193,000	$—	$782,000		$1,170,000

Year ended March 31, 2004
Deducted from asset account:
Allowance for doubtful accounts	$1,274,000	$326,000	$—	$519,000	(1)	$1,081,000
Vendor allowance for doubtful accounts	297,000	—	—	172,000	(2)	125,000
Sales return & allowance reserve	235,000	97,000				332,000
Notes receivable reserve	—	221,000	—	—		221,000

Total	$1,806,000	$644,000	$—	$691,000		$1,759,000

Year ended March 31, 2003
Deducted from asset account:
Allowance for doubtful accounts	$1,291,000	$329,000	$—	$346,000	(1)	$1,274,000
Vendor allowance for doubtful accounts	—	297,000	—	—		297,000
Sales return & allowance reserve	257,000			22,000		235,000
Notes receivable reserve	—	—	—	—		—

Total	$1,548,000	$626,000	$—	$368,000		$1,806,000

(1)	Uncollectible accounts written off, net of recoveries.
(2)	Collected funds

Michael Moran, Accounting Branch Chief

October 20, 2005

3.Exhibits

Index to Exhibits, page 73

20. Please amend your Form 10-K for the year ended March 3 , 2005 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal year ended March 31, 2005. See Item 601(b)(32) of Regulation S-K.

The requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) apply only to “issuers.” The Company is not an “issuer” as that term is defined in Section 2(a)(7) of Sarbanes-Oxley. The term “issuer” includes entities with securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and entities that are required to file reports under Section 15(d) of the Exchange Act. The Company is a voluntary filer under Section 15(d) of the Exchange Act and, as a result, we do not believe the Company is required to include the Section 1350 certification.

Form 10-Q for the quarter ended July 1, 2005

General

21. Where applicable, please address the above comments in your interim financial statements.

The Company will revise its Reports on Form 10-Q as appropriate in future filings consistent with the foregoing responses.

Exhibits

22. Please amend your Form 10-Q for the quarter ended July 1, 2005 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal quarter ended July 1, 2005. See Item 601(b)(32) of Regulation S-K.

The requirements of Section 906 of Sarbanes-Oxley apply only to “issuers.” The Company is not an “issuer” as that term is defined in Section 2(a)(7) of Sarbanes-Oxley. The term “issuer” includes entities with securities registered under Section 12 of the Exchange Act, and entities that are required to file reports under Section 15(d) of the Exchange Act. The Company is a voluntary filer under Section 15(d) of the Exchange Act and, as a result, we do not believe the Company is required to include the Section 1350 certification.

Attached is an acknowledgement from the Company confirming its understanding that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff

Michael Moran, Accounting Branch Chief

October 20, 2005

comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (317) 236-2435. My fax number is (317) 592-4637.

Very truly yours,

ICE MILLER

/s/ Joseph E. DeGroff
Joseph E. DeGroff

cc:	James E. LaCrosse, President and CEO

ACKNOWLEDGEMENT

In connection with the comment letter dated September 29, 2005 of the staff (the “Staff”) of the Division of Corporation Finance of the United State Securities and Exchange Commission (the “Commission”) delivered to National Wine & Spirits, Inc. (the “Company”), the undersigned, in his capacity as the President and Chief Executive Officer of the Company, hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the Fiscal Year Ended March 31, 2005 (the “Form 10-K”) and the Form 10-Q for the Fiscal Quarter Ended July 2, 2005 (the “Form 10-Q” and collectively with the Form 10-K, the “Filings”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATIONAL WINE & SPIRITS, INC.

/s/ James E. LaCrosse
James E. LaCrosse,
President and Chief Executive Officer